UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2010

Commission File Number:  001-33283

EUROSEAS LTD.
(Translation of registrant’s name into English)

4 Messogiou & Evropis Street 151 25 Maroussi, Greece
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [ X ]       Form 40-F [  ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [  ].

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [  ].

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached to this Report on Form 6-K as Exhibit 1 is a copy of the press release issued by Euroseas Ltd. (the “Company”) on August 10, 2010: Euroseas Ltd. Reports Results for the Six-Month Period and Quarter Ended June 30, 2010

Exhibit 1

Euroseas Ltd. Reports Results for the Six-Month Period and Quarter Ended June 30, 2010

Maroussi, Athens, Greece – August 10, 2010 – Euroseas Ltd. (NASDAQ: ESEA), an owner and operator of drybulk and container carrier vessels and provider of seaborne transportation for drybulk and containerized cargoes, announced today its results for the three and six month periods ended June 30, 2010.

Second Quarter 2010 Highlights:

•

Net income of $0.5 million or $0.02 per share basic and diluted on total net revenues of $13.7 million.  Excluding the effect of unrealized gain and realized loss on derivatives and unrealized loss on trading securities and amortization of the fair value of charters acquired, the net income for the period would have been $0.5 million, or $0.02 per share basic and diluted.

•

Adjusted EBITDA was $5.0 million. Please refer to a subsequent section of the Press Release for a reconciliation of adjusted EBITDA to net income.

•

An average of 15.11 vessels were owned and operated during the second quarter of 2010 earning an average time charter equivalent rate of $11,903 per day.

•

Declared a quarterly dividend of $0.06 per share for the second quarter of 2010 payable on September 3, 2010 to shareholders of record on August 25, 2010. This is the twentieth consecutive quarterly dividend declared.

First Half 2010 Highlights:

•

Net loss of $2.5 million or $0.08 loss per share basic and diluted on total net revenues of $27.5 million.  Excluding the effect of unrealized gain and realized loss on derivatives and unrealized loss on trading securities and amortization of the fair value of charters acquired, the net income for the period would have been $0.9 million, or $0.03 per share basic and diluted

•

Adjusted EBITDA was $10.0 million. Please refer to a subsequent section of the Press Release for a reconciliation of adjusted EBITDA to net income.

•

An average of 15.06 vessels were owned and operated during the first half of 2010 earning an average time charter equivalent rate of $12,152 per day.

•

Declared two quarterly dividends for a total of $0.11 per share during the first half of 2010.

Aristides Pittas, Chairman and CEO of Euroseas commented: “During the first half of 2010 we saw a significant recovery of the containership markets which has enabled us to re-activate one of our 2 laid-up container vessels and renew expiring charters at slightly higher rates. We expect that the re-activation of our remaining laid-up containership and the renewal of the rest of our containership contracts over the remaining of 2010 and 2011 will allow our entire containership fleet to start contributing again to our earnings in 2011.  Our drybulk fleet is fully covered for 2010 either via physical charters or via FFA contracts and we have expected and seen little influence on our earnings from the developments in the market. For 2011 we have 60% secured cover at profitable rates.

On the investment front, we have concluded –as previously announced- our joint venture with two investment firms to jointly pursue investment opportunities in shipping. I am happy to report that with our partners, we have just purchased two 2000-built 2,500 teu containerships.

In addition, as announced earlier, we have purchased on our own and took delivery in June of an additional containership, the 1998-built 2,008 teu, m/v Aggeliki P. We continue to evaluate investment opportunities both in the containership and drybulk markets and we look forward to continuing our investment program with accretive opportunities.

We consider all these quite positive developments evidenced partly in a profitable second quarter. We are optimistic for the medium and long term profitability of our company although our third quarter earnings will be affected by a higher than usual number of vessels due for drydocking.  Reflecting on these positive trends, our Board decided to increase our quarterly dividend to $0.06 per share – a 20% increase compared to last quarter - which represents an annual yield of about 6.8% on the basis of our stock price on August 2, 2010.”

Tasos Aslidis, Chief Financial Officer of Euroseas commented: “The results of the second quarter of 2010 reflect the strengthening of the containership market compared to the first quarter of 2010 but also the lower  level of the charter rates our fleet has earned compared to the same period a year ago.  Our results were negatively influenced by realized losses in FFAs and interest rate swap contracts and positively affected by net unrealized gains on our overall derivative positions.

Total daily vessel operating expenses, including management fees, general and administrative expenses but excluding drydocking costs, reflect a decrease of about 9.8% during the second quarter of 2010 compared to the same quarter of last year and a decrease of about 11.0% for the six month periods ended June 30, 2010 over the same period of 2009.  As always, we want to emphasize that cost control remains a key component of our strategy.

As of June 30, 2010, our outstanding debt was $65.7 million versus restricted and unrestricted cash of about $33.3 million not including $4.9 million held as margin for our FFA contracts. As of the same date, our scheduled debt repayments over the next 12 months amounted to about $13.8 million a number low enough to provide us with significant operational cash flow comfort. All our debt covenants were satisfied as of June 30, 2010.”

Second Quarter 2010 Results:

For the second quarter of 2010, the Company reported total net revenues of $13.7 million representing a 7.9% decrease over total net revenues of $14.8 million during the second quarter of 2009. The Company reported net income for the period of $0.5 million as compared to a loss of $5.4 million for the second quarter of 2009. The results for the second quarter of 2010 include a $3.3 million net unrealized gain on derivatives and trading securities and a $3.7 million net realized loss on derivatives as compared to $6.3 million net unrealized loss and $0.8 million realized loss on derivatives and trading securities for the same period of 2009.

Depreciation expenses for the second quarter of 2010 were $4.4 million compared to $4.8 million during the same period of 2009.  On average, 15.11 vessels were owned and operated during the second quarter of 2010 earning an average time charter equivalent rate of $11,903 per day compared to 16 vessels in the same period of 2009 earning on average $13,062 per day.  M/V Despina P, one of the Company’s containerships, that was laid up since March 2009 was reactivated in July 2010 and has entered in a time charter contract that commenced in the first half of July 2010. A second containership of the Company, M/V Jonathan P was laid-up throughout the second quarter of 2010.

Adjusted EBITDA for the second quarter of 2010 was $5.0 million, a 26.7% decrease from $6.8 million achieved during the second quarter of 2009. Please see below for Adjusted EBITDA reconciliation to net income / loss and cash flow provided by operating activities.

Basic and diluted earnings per share for the second quarter of 2010 was $0.02, calculated on 30,849,711 basic and 30,940,288 diluted weighted average number of shares outstanding, compared to basic and diluted losses per share of $0.18 for the second quarter of 2009, calculated on 30,575,611 weighted average number of shares outstanding, respectively.

Excluding the effect on the earnings for the quarter of the unrealized gain on derivatives and the realized loss on derivatives, unrealized loss on trading securities and amortization of the fair value of time charter contracts acquired, the earnings per share for the quarter ended June 30, 2010 would have been $0.02 per share basic and diluted compared to earnings of $0.05 per share for the quarter ended June 30, 2009. Usually, security analysts do not include the above items in their published estimates of earnings per share.

First Half 2010 Results:

For the first half of 2010, the Company reported total net revenues of $27.5 million representing a 8.9% decrease over total net revenues of $30.2 million during the first half of 2009. The Company reported a net loss for the period of $2.5 million as compared to net loss of $1.5 million for the first half of 2009. The results for the first half of 2010 include a $4.0 million net unrealized gain on derivatives and trading securities and a $8.4 million net realized loss on derivatives as compared to $4.5 million net unrealized loss and $0.6 million net realized loss on derivatives and trading securities for the same period of 2009.

Depreciation expenses for the first half of 2010 were $8.8 million compared to $9.3 million during the same period of 2009.  On average, 15.06 vessels were owned and operated during the first half of 2010 earning an average time charter equivalent rate of $12,152 per day compared to 15.85 vessels in the same period of 2009 earning on average $12,875 per day.  Two of the Company’s vessels were laid up during the entire first half of 2010, of which one was reactivated in July 2010.

Adjusted EBITDA for the first half of 2010 was $10.0 million, a 22.3% decrease from $12.8 million achieved during the first half of 2009. Please see below for Adjusted EBITDA reconciliation to net income/loss and cash flow provided by operating activities.

Basic and diluted loss per share for the first half of 2010 was $0.08, calculated on 30,849,711 weighted average number of shares outstanding, compared to basic and diluted  loss per share of $0.05 basic and diluted per share for the first half of 2009, calculated on 30,575,611  weighted average number of shares outstanding basic and diluted.

Excluding the effect on the earnings for the first half of 2010 of the unrealized gain on derivatives, realized loss on derivatives, unrealized loss on trading securities and amortization of the fair value of time charter contracts acquired, the earnings per share for the six-month period ended June 30, 2010 would have been $0.03 per share basic and diluted compared to earnings of $0.11 per share basic and diluted for the same period in 2009. Usually, security analysts do not include the above items in their published estimates of earnings per share.

Fleet Profile:

The Euroseas Ltd. fleet profile is as follows:

Name	Type	Dwt	TEU	Year Built	Employment	TCE Rate ($/day)
Dry Bulk Vessels
PANTELIS	Panamax	74,020		2000	TC ‘til Feb-12	$17,500
ELENI P	Panamax	72,119		1997	TC ‘til Jun/Aug-10 Then ‘til Aug-12 (currently detained off the coast of Somalia after being hijacked)	$15,350 $23,500
IRINI (*)	Panamax	69,734		1988	Baumarine Pool
ARISTIDES N.P.	Panamax	69,268		1993	TC ‘til Mar-12	$18,900
MONICA P (**)	Handymax	46,667		1998	Bulkhandling Pool
Total Dry Bulk Vessels	5	331,808
Multipurpose Dry Cargo Vessels
TASMAN TRADER	1	22,568	950	1990	TC ‘til Mar-12	$9,500 ‘til Dec-10, $9,000 ‘til Mar-12
Container Carriers
MAERSK NOUMEA	Intermediate	34,677	2,556	2001	TC ‘til Aug-11 (3 annual options ’til Aug-14)	$16,800 ‘til Aug-11 $18,735 ‘til Aug-12 $19,240 ‘til Aug-13 $19,750 ‘til Aug-14
TIGER BRIDGE	Intermediate	31,627	2,228	1990	TC ‘til Aug-10 (option ‘til Mar-11) (option ‘til Mar-12)	$4,000 $4,000 $7,500
AGGELIKI P	Intermediate	30,360	2,008	1998	TC ‘til May-11	$7,000
DESPINA P	Handy size	33,667	1,932	1990	TC ‘til Dec-10	$7,500
JONATHAN P (ex-OEL INTEGRITY)	Handy size	33,667	1,932	1990	Laid-up
CAPTAIN COSTAS (ex-OEL TRANSWORLD)	Handy size	30,007	1,742	1992	Monthly options TC ‘til Mar-11	$4,250
YM PORT KELANG (ex-MASTRO NICOS, ex- YM XINGANG I)	Handy size	23,596	1,599	1993	TC ‘til Nov-10 (option ‘til Nov-11)	$3,750 $5,900
MANOLIS P	Handy size	20,346	1,452	1995	TC ‘til Oct-10 (option ‘til Oct-11)	$4,000 CONTEX less 10% (***)
NINOS (ex-YM QINGDAO I)	Feeder	18,253	1,169	1990	TC ‘til March-11	$6,800
KUO HSIUNG	Feeder	18,154	1,169	1993	Monthly options TC ‘til Dec-10 (option ‘til Jun-11)	$3,850 $5,300
Total Container Carriers	10	274,354	17,787
Fleet Grand Total	16	628,730	18,737

 (*) "IRINI" is employed in the Baumarine spot pool that is managed by Klaveness, a major global charterer in the dry bulk area.

(**) “Monica P” is employed in the Bulkhandling spot pool that is also managed by Klaveness.

(***) CONTEX is a charter market index for 1700 teu containership vessels

Summary Fleet Data:

	3 months, ended June 30, 2009	3 months, ended June 30, 2010	6 months, ended June 30, 2009	6 months, ended June 30, 2010
FLEET DATA
Average number of vessels (1)	16.00	15.11	15.85	15.06
Calendar days for fleet (2)	1,456.0	1,375	2,869.0	2,725.0
Scheduled off-hire days incl. laid-up (3)	293.0	213.9	373.0	423.6
Available days for fleet (4) = (2) - (3)	1,163.0	1,161.1	2,496.0	2,301.4
Commercial off-hire days (5)	28.2	-	112.4	-
Operational off-hire days (6)	8.3	8.2	21.3	9.5
Voyage days for fleet (7) = (4) - (5) - (6)	1,126.5	1,152.9	2,362.3	2,291.9
Fleet utilization (8) = (7) / (4)	96.9%	99.3%	94.6%	99.6%
Fleet utilization, commercial (9) = ((4) - (5)) / (4)	97.6%	100%	95.5%	100%
Fleet utilization, operational (10) = ((4) - (6)) / (4)	99.3%	99.3%	99.1%	99.6%

AVERAGE DAILY RESULTS
Time charter equivalent rate (11)	13,062	11,903	12,875	12,152
Vessel operating expenses excl. drydocking expenses (12)	4,906	4,360	5,081	4,416
General and administrative expenses (13)	672	671	722	747
Total vessel operating expenses (14)	5,578	5,031	5,803	5,163
Drydocking expenses (15)	-	630	-	679

(1) Average number of vessels is the number of vessels that constituted our fleet for the relevant period, as measured by the sum of the number of calendar days each vessel was a part of our fleet during the period divided by the number of calendar days in that period.

(2) Calendar days. We define calendar days as the total number of days in a period during which each vessel in our fleet was in our possession including off-hire days associated with major repairs, drydockings or special or intermediate surveys or days of vessels in lay-up. Calendar days are an indicator of the size of our fleet over a period and affect both the amount of revenues and the amount of expenses that we record during that period.

(3) The scheduled off-hire days including vessels laid-up are days associated with scheduled repairs, drydockings or special or intermediate surveys or days of vessels in lay-up. The shipping industry uses available days to measure the number of days in a period during which vessels were available to generate revenues.

(4) Available days. We define available days as the total number of days in a period during which each vessel in our fleet was in our possession net of scheduled off-hire days including days of vessels laid-up.

(5) Commercial off-hire days. We define commercial off-hire days as days waiting to find employment.

(6) Operational off-hire days. We define operational off-hire days as days associated with unscheduled repairs or other off-hire time related to the operation of the vessels,

(7) Voyage days. We define voyage days as the total number of days in a period during which each vessel in our fleet was in our possession net of commercial and operational off-hire days. The shipping industry uses voyage days to measure the number of days in a period during which vessels actually generate revenues.

(8) Fleet utilization. We calculate fleet utilization by dividing the number of our voyage days during a period by the number of our available days during that period. The shipping industry uses fleet utilization to measure a company’s efficiency in finding suitable employment for its vessels and minimizing the amount of days that its vessels are off-hire for reasons such as unscheduled repairs or days waiting to find employment.

(9) Fleet utilization, commercial. We calculate commercial fleet utilization by dividing our available days net of commercial off-hire days during a period by our available days during that period.

(10) Fleet utilization, operational. We calculate operational fleet utilization by dividing our available net of operational off-hire days during a period by our available days during that period.

(11) Time charter equivalent, or TCE, is a measure of the average daily revenue performance of a vessel on a per voyage basis. Our method of calculating TCE is consistent with industry standards and is determined by dividing revenue generated from voyage charters net of voyage expenses by available days for the relevant time period. Voyage expenses primarily consist of port, canal and fuel costs that are unique to a particular voyage, which would otherwise be paid by the charterer under a time charter contract, as well as commissions. TCE is a standard shipping industry performance measure used primarily to compare period-to-period changes in a shipping company’s performance despite changes in the mix of charter types (i.e., spot voyage charters, time charters and bareboat charters) under which the vessels may be employed between the periods.

(12) Daily vessel operating expenses, which includes crew costs, provisions, deck and engine stores, lubricating oil, insurance, maintenance and repairs and management fees are calculated by dividing vessel operating expenses by fleet calendar days for the relevant time period. Drydocking expenses are reported separately.

(13) Daily general and administrative expense is calculated by dividing general and administrative expense by fleet calendar days for the relevant time period.

(14) Total vessel operating expenses, or TVOE, is a measure of our total expenses associated with operating our vessels. TVOE is the sum of vessel operating expenses excluding drydocking expenses and general and administrative expenses. Daily TVOE is calculated by dividing TVOE by fleet calendar days for the relevant time period.

(15) Drydocking expenses, which include expenses during drydockings that would been capitalized and amortized under the deferral method divided by the fleet calendar days for the relevant period. Drydocking expenses could vary substantially from period to period depending on how many vessels underwent drydocking during the period.

Conference Call and Webcast:

Tomorrow, Wednesday, August 11, 2010 at 10:00 a.m. EDT, the company's management will host a conference call to discuss the results.

Conference Call details:

Participants should dial into the call 10 minutes before the scheduled time using the following numbers: 1 866 819 7111 (from the US), 0800 953 0329 (from the UK) or +44 (0)1452 542 301 (international standard dial in). Please quote “Euroseas”.

In case of any problems with the above numbers, please dial 1 866 223 0615 (from the US), 0800 694 1503 (from the UK) or +44 (0)1452 586 513 (international standard dial in). Quote “Euroseas”.

A recording of the conference call will be available until August 19, 2010 by dialing 1 866 247 4222 (from the US), 0800 953 1533 (from the UK) or +44 (0)1452 550 000 (international standard dial in). Access Code: 6973591#

Audio webcast – Slides Presentation:

There will be a live and then archived audio webcast of the conference call, via the internet through the Euroseas website (www.euroseas.gr).  Participants to the live webcast should register on the website approximately 10 minutes prior to the start of the webcast.  A slide presentation on the Second Quarter and First Half 2010 results in PDF format will also be available 30 minutes prior to the conference call and webcast accessible on the company’s website (www.euroseas.gr) on the webcast page.  Participants to the webcast can download the PDF presentation.

Euroseas Ltd.

Consolidated Condensed Statements of Operations

(All amounts expressed in U.S. Dollars – except share amounts)

	Three Months Ended June 30,	Three Months Ended June 30,	Six Months Ended June 30,	Six Months Ended June 30,
	2009	2010	2009	2010
	(unaudited)	(unaudited)	(unaudited)	(unaudited)
Revenues
Voyage revenue	15,423,831	14,162,331	31,344,875	28,443,513
Commissions	(576,782)	(481,215)	(1,188,660)	(967,672)
Net revenues	14,847,049	13,681,116	30,156,215	27,475,841

Operating expenses
Voyage expenses	280,235	454,496	857,576	607,254
Vessel operating expenses	5,952,620	4,892,161	12,200,619	9,757,490
Drydocking expenses	-	866,720	-	1,850,763
Amortization and depreciation	4,782,779	4,413,446	9,283,929	8,805,492
Management fees	1,191,603	1,103,297	2,374,359	2,275,545
Other general and administrative expenses	978,725	922,721	2,070,858	2,035,587
Charter termination fees and other income	-	(153,500)	(103,577)	(153,500)
Total operating expenses	13,185,962	12,499,341	26,683,764	25,178,631

Operating income	1,661,087	1,181,775	3,472,451	2,297,210

Other income/(expenses)
Interest and finance cost	(364,730)	(362,432)	(688,453)	(724,977)
Loss on derivatives, net	(7,842,832)	(411,392)	(5,778,948)	(4,347,934)
Realized & unrealized gain/ (loss) on trading securities	765,280	(53,899)	660,705	(80,509)
Foreign exchange (loss)/ gain	(4,746)	(3,636)	24,847	7,148
Interest income	339,352	178,135	808,082	385,959
Other expenses, net	(7,107,676)	(653,224)	(4,973,767)	(4,760,313)
Net income / (loss)	(5,446,589)	528,551	(1,501,316)	(2,463,103)
Earnings (loss), per share, basic	(0.18)	0.02	(0.05)	(0.08)
Weighted average number of shares, basic	30,575,611	30,849,711	30,575,611	30,849,711
Earnings (loss), per share, diluted	(0.18)	0.02	(0.05)	(0.08)
Weighted average number of shares, diluted	30,575,611	30,940,288	30,575,611	30,849,711

Euroseas Ltd.

Consolidated Condensed Balance Sheets

(All amounts expressed in U.S. Dollars – except share amounts)

	December 31, 2009	June 30, 2010
	(unaudited)	(unaudited)
ASSETS
Current Assets:
Cash and cash equivalents	40,984,549	25,229,988
Due from Related company	-	528,153
Trade accounts receivable	1,650,713	1,388,619
Other receivables, net	239,656	999,009
Inventories	1,869,238	1,790,206
Restricted cash	1,191,230	1,265,343
Other deposits	12,376,119	4,882,031
Trading securities	436,598	356,089
Prepaid expenses	185,137	298,391
Total current assets	58,933,240	36,737,829

Fixed assets:
Vessels, net	257,270,824	264,595,506
Long-term assets:
Restricted cash	6,500,000	6,800,000
Deferred charges, net	327,694	276,520
Derivatives	386,536	-
Total long-term assets	264,485,054	271,672,026
Total assets	323,418,294	308,409,855

LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities:
Long term debt, current portion	14,030,000	13,790,000
Trade accounts payable	1,843,182	3,320,930
Accrued expenses	1,060,326	1,744,541
Accrued dividends	46,750	70,250
Deferred revenue	1,247,782	1,979,604
Derivatives	10,799,132	5,145,359
Due to related company	1,416,380	-
Total current liabilities	30,443,552	26,050,684

Long-term liabilities:
Long term debt, net of current portion	57,485,000	51,950,000
Derivatives	611,852	1,820,294
Fair value of below market time charter acquired	3,424,627	2,371,419
Total long-term liabilities	61,521,479	56,141,713
Total liabilities	91,965,031	82,192,397

Shareholders' equity:
Common stock (par value $0.03, 100,000,000 shares authorized, 30,849,711 issued and outstanding) Preferred shares (par value $0.01, 20,000,000 shares authorized, no shares issued and outstanding)	925,492	925,492
Additional paid-in capital	235,588,391	235,924,159
Accumulated deficit	(5,060,620)	(10,632,193)
Total shareholders' equity	231,453,263	226,217,458
Total liabilities and shareholders' equity	323,418,294	308,409,855

Euroseas Ltd.

Consolidated Condensed Statements of Cash Flows

 (All amounts expressed in U.S. Dollars)

	Six Months Ended June 30,	Six Months Ended June 30,
	2009	2010
	(unaudited)	(unaudited)
Cash flows from operating activities:
Net loss	(1,501,316)	(2,463,103)
Adjustments to reconcile net loss to net cash provided by operating activities:
Depreciation of vessels	9,283,929	8,805,492
Amortization of deferred charges	46,611	51,174
Amortization of fair value of time charters	(601,691)	(1,053,208)
Share-based compensation	552,001	335,769
Unrealized loss / (gain) on derivatives, net	4,786,475	(4,058,795)
Sale of trading securities	741,248	-
Realized gain on trading securities	(411,444)	-
Unrealized (gain) / loss on trading securities	(249,261)	80,509
Changes in operating assets and liabilities	(5,673,515)	7,676,136
Net cash provided by operating activities	6,973,037	9,373,974

Cash flows from investing activities:
Purchase of vessels including improvements	(34,667,188)	(15,850,000)
Advances for vessels acquisition	(2,751,326)	-
Change in restricted cash	(411,262)	(374,113)
Proceeds from sale of vessels	5,980,487	-
Net cash (used in) investing activities	(31,849,289)	(16,224,113)

Cash flows from financing activities:
Dividends paid	(6,115,122)	(3,084,971)
Offering expenses paid	-	(44,451)
Loan arrangements fees paid	(135,000)	-
Proceeds from long-term debt	20,000,000	-
Repayment of long-term debt	(6,475,000)	(5,775,000)
Net cash provided by (used in) financing activities	7,274,878	(8,904,422)

Net decrease in cash and cash equivalents	(17,601,374)	(15,754,561)
Cash and cash equivalents at beginning of period	73,851,191	40,984,549
Cash and cash equivalents at end of period	56,249,817	25,229,988

Euroseas Ltd.

Reconciliation of Adjusted EBITDA to

Net Income / (loss) and Cash Flow Provided By Operating Activities

(All amounts expressed in U.S. Dollars)

	Three Months Ended June 30, 2009	Three Months Ended June 30, 2010	Six Months Ended June 30, 2009	Six Months Ended June 30, 2010
Net income / (loss)	(5,446,589)	528,551	(1,501,316)	(2,463,103)
Interest and finance costs, net (incl. interest income)	25,378	184,297	(119,629)	339,018
Depreciation and amortization	4,782,779	4,413,446	9,283,929	8,805,492
Loss on derivatives, net	7,842,832	411,392	5,778,948	4,347,934
Amortization of deferred revenue of below market time charter acquired	(1,101,598)	(526,604)	(2,077,237)	(1,053,208)
Amortization of deferred revenue of above market time charter acquired	737,773	0	1,475,546	0
Adjusted EBITDA	6,840,575	5,011,082	12,840,241	9,976,133

	Three Months Ended June 30, 2009	Three Months Ended June 30, 2010	Six Months Ended June 30, 2009	Six Months Ended June 30, 2010
Net cash flow provided by operating activities	540,672	6,644,306	6,973,037	9,373,974
Changes in operating assets / liabilities	5,351,160	(5,325,087)	5,673,515	(7,676,136)
Loss on interest rate and FFA derivatives (realized)	1,206,813	3,747,705	992,473	8,406,730
Gain / (loss) on trading securities, net	765,280	(53,899)	660,705	(80,509)
Sale of trading securities, net	(741,248)	0	(741,248)	0
Share-based compensation	(282,925)	(160,652)	(552,001)	(335,769)
Interest, net	823	158,709	(166,240)	287,843
Adjusted EBITDA	6,840,575	5,011,082	12,840,241	9,976,133

EBITDA Reconciliation:

Euroseas Ltd. considers Adjusted EBITDA to represent net earnings before interest, income taxes, depreciation, amortization, gain / loss in derivatives and amortization of deferred revenues from above or below market time charters acquired. Adjusted EBITDA does not represent and should not be considered as an alternative to net income or cash flow from operations, as determined by United States generally accepted accounting principles, or U.S. GAAP, and our calculation of Adjusted EBITDA may not be comparable to that reported by other companies. Adjusted EBITDA is included herein because it is a basis upon which we assess our financial performance and liquidity position and because we believe that it presents useful information to investors regarding a company's ability to service and/or incur indebtedness. The Company’s definition of Adjusted EBITDA may not be the same as that used by other companies in the shipping or other industries.

Euroseas Ltd.

Reconciliation of Net Income / (loss) Excluding the Effect from Unrealized  Loss / (Gain) and Realized Loss  on derivatives, Unrealized (Gain) / Loss on trading securities and  Amortization of the Fair Value of Charters Acquired

to Net Income

(All amounts expressed in U.S. Dollars – except share data and per share amounts)

	Three Months Ended June 30, 2009	Three Months Ended June 30, 2010	Six Months Ended June 30, 2009	Six Months Ended June 30, 2010
Net income / (loss)	(5,446,589)	528,551	(1,501,316)	(2,463,103)
Unrealized loss / (gain) on derivatives, net	6,636,019	(3,336,313)	4,786,475	(4,058,796)
Unrealized (gain) / loss on trading securities	(353,836)	53,899	(249,261)	80,509
Realized loss on derivatives	1,206,813	3,747,705	992,473	8,406,730
Amortization of deferred revenue of below market time charter acquired	(1,101,598)	(526,604)	(2,077,237)	(1,053,208)
Amortization of deferred revenue of above market time charter acquired	737,773	-	1,475,546	-
Net Income excluding unrealized loss / (gain) on derivatives, unrealized (gain) / loss on trading securities, realized loss on derivatives, amortization of the fair value of charters acquired	1,678,582	467,238	3,426,680	912,132
Net Income per share excluding unrealized loss / (gain) on derivatives, unrealized (gain) / loss on trading securities, realized loss on derivatives, amortization of the fair value of charters acquired, basic	0.05	0.02	0.11	0.03
Weighted average number of shares, basic	30,575,611	30,849,711	30,575,611	30,849,711
Net Income per share excluding unrealized loss / (gain) on derivatives, unrealized (gain) / loss on trading securities, realized loss on derivatives, amortization of the fair value of charters acquired, diluted	0.05	0.02	0.11	0.03
Weighted average number of shares, diluted	30,680,038	30,940,288	30,641,379	30,921,342

About Euroseas Ltd.

Euroseas Ltd. was formed on May 5, 2005 under the laws of the Republic of the Marshall Islands to consolidate the ship owning interests of the Pittas family of Athens, Greece, which has been in the shipping business over the past 136 years. Euroseas trades on the NASDAQ Global Market under the ticker ESEA since January 31, 2007.

Euroseas operates in the dry cargo, drybulk and container shipping markets. Euroseas' operations are managed by Eurobulk Ltd., an ISO 9001:2000 certified affiliated ship management company, which is responsible for the day-to-day commercial and technical management and operations of the vessels. Euroseas employs its vessels on spot and period charters and through pool arrangements.

The Company has a fleet of 16 vessels, including 4 Panamax drybulk carriers and 1 Handymax drybulk carrier, 3 Intermediate containership, 5 Handysize containerships, 2 Feeder containerships and a multipurpose dry cargo vessel. Euroseas` 5 drybulk carriers have a total cargo capacity of 331,808 dwt, its 10 containerships have a cargo capacity of 17,787 teu and its multipurpose vessel has a cargo capacity of 22,568 dwt or 950 teu.

Forward Looking Statement

This press release contains forward-looking statements (as defined in Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended) concerning future events and the Company’s growth strategy and measures to implement such strategy; including expected vessel acquisitions and entering into further time charters. Words such as “expects,” “intends,” “plans,” “believes,” “anticipates,” “hopes,” “estimates,” and variations of such words and similar expressions are intended to identify forward-looking statements. Although the Company believes that the expectations reflected in such forward-looking statements are reasonable, no assurance can be given that such expectations will prove to have been correct. These statements involve known and unknown risks and are based upon a number of assumptions and estimates that are inherently subject to significant uncertainties and contingencies, many of which are beyond the control of the Company. Actual results may differ materially from those expressed or implied by such forward-looking statements. Factors that could cause actual results to differ materially include, but are not limited to changes in the demand for dry bulk vessels and container ships, competitive factors in the market in which the Company operates; risks associated with operations outside the United States; and other factors listed from time to time in the Company’s filings with the Securities and Exchange Commission. The Company expressly disclaims any obligations or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in the Company’s expectations with respect thereto or any change in events, conditions or circumstances on which any statement is based.

Visit our website www.euroseas.gr

Company Contact	Investor Relations / Financial Media
Tasos Aslidis Chief Financial Officer Euroseas Ltd. 11 Canterbury Lane, Watchung, NJ 07069 Tel. (908) 301-9091 E-mail: aha@euroseas.gr	Nicolas Bornozis President Capital Link, Inc. 230 Park Avenue, Suite 1536 New York, NY 10169 Tel. (212) 661-7566 E-mail: nbornozis@capitallink.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                  EUROSEAS LTD.

                                  (registrant)

Dated:  August 10, 2010

 By: /s/ Aristides J. Pittas

 ---------------------------------

 Aristides J. Pittas

 President